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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of DECEMBER 1, 2000

                            DF CHINA TECHNOLOGY, INC.
                            -------------------------
                               (Registrant's name)


               8th Floor, North Wing, Kwai Shun Industrial Centre
                      51-63 Container Port Road, Kwai Chung
                        New Territories, Hong Kong, China
               --------------------------------------------------
                    (Address of principal executive offices)




         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F  X        Form 40-F
                                ---                 ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                      Yes                 No  X
                          ---                ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________]


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         The following sets forth a press release issued on December 1, 2000, by
DF China Technology, Inc.

                                                            Contact: Mr. Ken Mak
                                                     Dransfield Holdings Limited
                                                            Tel: (852) 2789-5725
                                                            Fax: (852) 2390-4745

                                                     FOR IMMEDIATE RELEASE


            DF CHINA TECHNOLOGY ACQUIRES STAKE IN 3D IMAGING COMPANY

         (Hong Kong, December 1, 2000) - DF China Technology Inc. (DFCT) has completed the acquisition of a 21% interest in Tianjin 3D Image Technique Co Ltd., a leading developer of 3D imaging technology. DFCT has acquired the stake in Tianjin 3D for a consideration of 1.6 million DFCT shares.

         A related agreement gives DFCT exclusive worldwide marketing rights to imaging products of Tianjin 3D, which include hardware for showing 3D video programs and the programs themselves. Tianjin 3D products and services are developed under the guidance of Prof. Li Chang, the leading scientist in 3-D imaging technology in China, who holds numerous patents in imaging technology. They are marketed through Tianjin 3D's marketing arm, called ChangsVision, which is a DFCT subsidiary.

         ChangsVision currently markets set-top-boxes, 3D spectacles and 3D video programs to mini cinemas in mainland China. Other planned sources of revenue include the production of corporate videos (to begin before year-end), advertising and e-commerce services available via interactive set-top-box technology, and, eventually, the development of entertainment and educational programming.

         DFCT first entered the high-tech arena in early 2000 when it joined efforts with Tianjin 3D to develop a prototype set-top-box and software package featuring 3-D imagery for DFCT's business-to-business e-commerce platform. The company will shortly launch the first 3D web-site in order to demonstrate the exciting 3D effect.

         The investment in Tianjin 3D Image Technology Ltd. provides a second stream of revenue for DFCT. The company's primary revenue source is the production and sale of hygienic paper products, including away-from-home products such as jumbo roll tissue and hand towel rolls. Mini cinemas signing contracts for 3D technology offer a cross-marketing opportunity for such DFCT paper products.

         DF China Technology, Inc. (DFCT) is a Nasdaq-listed, Hong Kong-based company engaged in multiple business ventures with Dransfield Holdings Limited, a Hong Kong-based investment holding company (HKSE code: 632) with interests in paper and related personal products; logistical services; and food and beverage. Dransfield Holdings is also a major shareholder of DF China Technology Inc.

                                             -End-



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        DF CHINA TECHNOLOGY, INC.



                                    By: /s/ Thomas J. Kenan
                                        -------------------------
                                        Thomas J. Kenan, Director


Date:  December 1, 2000




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